UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 2, 2007

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovov 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes         No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

ROSETTA GENOMICS LTD.

Second Quarter Financial Results

On August 2, 2007, Rosetta Genomics Ltd. (the “Company”), issued a press release announcing its financial results for the second quarter and six months ended June 30, 2007. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Entry into Material Agreements

On May 1, 2007, the Company entered into a License Agreement with The Rockefeller University pursuant to which Rockefeller University licensed its proprietary microRNA genes to the Company for use in its therapeutic development programs. A copy of the license agreement is filed as Exhibit 99.2 hereto and incorporated by reference herein.

On May 4, 2007, the Company entered into a Research Services Agreement with the Trustees of Columbia University pursuant to which Columbia University Medical Center will utilize its Clinical Laboratory Improvement Amendments (CLIA) certified laboratory to perform clinical validation of the Company's lead diagnostics program for Cancer of Unknown Primary (CUP). A copy of the research services agreement is filed as Exhibit 99.3 hereto and incorporated by reference herein.

Results of Extraordinary General Meeting of Shareholders

An extraordinary general meeting of the Company’s shareholders was held on May 30, 2007. Of the 11,864,419 ordinary shares issued and outstanding and eligible to vote as of the record date of April 30, 2007, a quorum of 6,910,615 of the eligible ordinary shares was present in person or represented by proxy. The following actions were taken at such meeting.

(a) Election of Two External Directors. Ms. Tali Yaron Eldar and Mr. Gerald Dogon were elected as external directors to serve three-year terms until the Company’s annual general meeting in 2010, or until his or her successor is duly elected or appointed, or until his or her earlier resignation or removal. The votes were as follows:

	For	Against	Abstain
Tali Yaron-Eldar	6,818,601	90,466	1,548
Gerald Gogon	6,818,601	90,466	1,548

After the meeting, Nathan Hod continued to serve as the Company’s Class 1 Director for a term which expires in 2008, Dr. Simcha Sadan, Yoav Chelouche and Dr. Joshua Rosensweig continued to serve as the Company’s Class 2 Directors for terms which expire in 2009 and Prof. Moshe Many and Dr. Isaac Bentwich continued to serve as the Company’s Class 3 Directors for terms which expire in 2010.

(b)  Amendment to Articles of Association. A proposal to amend the Company’s articles of association to amend the notice provisions in accordance with the Israeli Companies Law was approved. The voting results were 5,843,235 votes for, 1,066,180 votes against, and 1,200 votes abstaining.

EXHIBITS

Exhibit
Number	Description of Exhibit

99.1	Press Release dated August 2, 2007
99.2*	License Agreement by and between the Company and The Rockefeller University, dated effective as of May 1, 2007.
99.3*	Research Services Agreement by and between the Company and the Trustees of Columbia University, dated as of May 4, 2007.

* Confidential treatment has been requested for certain portions of this exhibit.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: August 2, 2007	By:	/s/ Tamir Kazaz
Tamir Kazaz Chief Financial Officer